EXHIBIT 12.1

ONEOK, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Unaudited)	2007		2006		2005		2004		2003
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$249,925		$233,152		$117,365		$79,318		$88,575
Other interest	16,115		4,493		27,031		5,239		5,873
Amortization of debt discount and expense	5,710		4,115		3,935		3,713		4,977
Interest on lease agreements	37,448		12,738		20,781		21,638		21,323
Total Fixed Charges	309,198		254,498		169,112		109,908		120,748
Earnings before income taxes and undistributed income from equity investees	681,169		747,950		647,308		314,714		331,053
Earnings available for fixed charges	$990,367		$1,002,448		$816,420		$424,622		$451,801

Ratio of earnings to fixed charges	3.20	x	3.94	x	4.83	x	3.86	x	3.74	x

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges, minority interest, income taxes and distributed income of equity method investees, less capitalized interest and undistributed income for equity investees. “Fixed charges” consists of interest expensed and capitalized, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. “Preferred dividend requirements” consists of the pre-tax preferred dividend requirement.